Via Facsimile and U.S. Mail
Mail Stop 6010

September 9, 2008

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
File No. 1-10777

Dear Mr. Leonard:

We have reviewed your July 11, 2008 response to our June 26, 2008 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2007

Valuation of Financial Instruments, page 52

1. We acknowledge your response to comment 3. You disclosed that the fundamental assumption is that financial guarantee CDS fees will increase relative to reference obligation spreads as the underlying credit quality of the reference obligation deteriorates and approaches payment default. Given that the significant widening of credit spreads is a well-established market indicator of deterioration in credit quality and payment default, please tell us why maintaining the same relative change ratio as existed at the CDS inception when credit spreads were significantly lower is appropriate in determining the fair value at the measurement date in light of current market conditions.

<u>RMBS Exposure in Collateralized Debt Obligations, page 57</u>

<u>Breakout of CDO of ABS >25% RMBS Exposure, page 59</u>

2. We acknowledge your response to prior comment 5. Please disclose the amount of current subordination in your CDO of ABS as of each balance sheet date. To the extent that you believe there are factors that an investor should consider when evaluating this information, you may include those factors along with any necessary discussion.

<u>Risk Management, page 88</u>
<u>Market Risks, page 90</u>

3. We acknowledge your response to prior comment 7. Please disclose the credit rating of the underlying assets for your "Other" and collateralized loan obligations as we previously requested.

<u>Financial Statements</u>
<u>Note 5 – Income Taxes, page 128</u>

4. We acknowledge your response to prior comment 9. Please provide a more robust disclosure of the anticipated future losses to support your conclusion regarding anticipated excess future income over anticipated future losses. The enhanced disclosure should discuss the increasing trend in loss and loss expense reserves from $220 million at December 31, 2006 to $484 million at December 31, 2007 to $1.12 billion at June 30, 2008 and how this trend was factored in determining anticipated ordinary losses. The enhanced disclosure should also discuss your projected operating expenses and the relevant assumptions given that the disclosure that you assumed "An appropriate forecast of expenses in future periods" in the June 30, 2008 Form 10-Q report is vague.

<u>Note 19 – Segment Reporting, page 146</u>

5. We have reviewed your response to prior comment 10. Based on your response it appears that the chief executive officer, your chief operating decision maker, is provided with discrete financial data for your Financial Services and Financial Guarantee segments to allocate resources and to assess performance. We also assume that financial data concerning revenues, operating results, return on assets, return on capital and the operating performance of your services would be an integral aspect of your internal control structure given the varying financial returns and risk profiles of your services.

In order for us to better understand your view, please provide us with all of the information provided to the chief operating decision maker for the 2007 fiscal year through the most recent interim period.

Form 10-Q for the quarter ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loss and Loss Expenses, page 69

6. You disclose that included in the provision for losses and loss expenses are estimated recoveries under representation and warranty breaches for certain RMBS transactions in the amount of $262.8 million. Contingencies that might result in gains are not reflected in the statement of operations based on the guidance of paragraph 17(a) of SFAS 5 since to do so might result in the reduction of operating expenses prior to realization. Please disclose and quantify the factors that you considered in accounting for estimated recoveries from legal claims as realized at June 30, 2008 in accordance with paragraph 17(b) of SFAS 5. Please tell us and disclose why you believe that the recognition of these claims is not a gain contingency that results in the premature reduction of expenses.

Note 10 – Fair Value Measurements
Derivative Instruments, page 26

You disclose on page 27 that for derivatives that do not trade, or trade in less liquid markets such as credit derivatives on collateralized debt obligations, a proprietary model is used because such instruments tend to be unique, contain complex or heavily modified and negotiated terms, and pricing information is not readily available in the market. We believe that your disclosure of the contractual terms, methodology, inputs and assumptions could be improved so that a reader of your financial statements can better understand how you establish the fair value of CDS. We issue the following comments to address these matters.

7. Where differences exist please disaggregate your discussion of contractual terms, methodology, inputs and assumptions by significant CDS reference obligation (for example residential real estate, commercial real estate, corporate investment grade bonds and corporate non-investment grade bonds).

8. You disclose that under SFAS 157 you are required to consider your own credit risk when measuring fair value of derivatives and other liabilities. Please disclose how you factored in your own credit risk into your CDS fair value model.

9. You disclose that the fair values of underlying reference obligations are obtained from broker quotes when available, or are derived from other market indications

such as new issuance spreads and quoted values for similar transactions. Please address the following:

- Describe the relative significance of each pricing methodology used;
- Describe how the brokers determine the fair value of the obligations;
- In light of the disclosures on page 48, describe more specifically your analysis and testing that verifies the accuracy and completeness of broker quotes and what adjustments, if any, are made; and
- Describe more specifically how you determine fair value using new issuance spreads and quoted values for similar transactions.

10. Please disclose if and to what extent you use any third-party indexes, such as the Dow Jones CDX, in the determination of CDS fair value.

11. You disclosed on page 28 that you reflect the effects of changes in expected loss on the fair value of your CDS contracts by increasing the percentage of the reference obligation spread which would be captured as a CDS fee at the valuation date. You also disclosed that for 15 CDO of ABS transactions rated below investment grade, the average relative change ratio percentage has increased to 69%. Please describe and quantify how you determined the average relative change ratio of 69% given your disclosure that the effects of credit deterioration are not observable in the market. Please include the factors considered, data inputs and the relevant assumptions.

12. You disclose that the fair value of your CDS contracts represents the present value of the difference between the fees you originally charged for the credit protection and your estimate of what a financial guarantor of comparable credit worthiness would charge to provide the same protection.

Our understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of a ceding commission. That is, a credit derivative written by yourself to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc. We further understand that when a financial guarantor insurance company purchases "reinsurance" on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition if fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company's CDS contracts.

13. If the company engages in the practice of purchasing CDS (acquiring reinsurance on CDS contract), please advise the staff whether the company included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding the company's adoption of SFAS 157, did the company consider itself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract?

14. You disclosed that you recognized an after-tax transition adjustment of $13.0 million for day one gains as a cumulative effect adjustment upon the adoption of SFAS 157. Please tell us what the day one gains relate to and your basis for recording them under GAAP.

Financial Guarantees, page 29

15. Please disclose your current credit spread used to determine the discount rate when calculating fair value of financial guarantees as the end of each period presented.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant